PROCAP FINANCIAL, INC.

600 Lexington Avenue, Floor 2

New York, NY 10022

VIA EDGAR

October 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
Washington, D.C. 20549
Attn: Sonia Bednarowski
Irene Paik

Re:	ProCap Financial, Inc. Registration Statement on Form S-4 Filed September 18, 2025 File No. 333-2903653

Dear Staff:

On behalf of ProCap Financial, Inc. (the “Company,” “we,” “our” or “us”), we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 30, 2025 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-4 filed with the Commission on September 18, 2025 (the “Registration Statement”). Concurrently with the transmission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission through EDGAR, which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4

Risk Factors

Pubco will be highly depend on the services of Anthony Pompliano, who will be our Chief

Executive Officer, page 96

1.	We note your disclosure that Pubco will be highly dependent on the services of Anthony Pompliano and that he will spend a substantial portion of his business time and attention on Pubco, but that he does not devote his full time and attention to Pubco. We also note your disclosure that Anthony Pompliano is the founder and Chief Executive Officer of Professional Capital Management. Please clarify how much of Anthony Pompliano’s services will be provided through the Services Agreement with Professional Capital Management as opposed to his role as the Chief Executive Officer of Pubco. Please also factor into the discussion the term of the Services Agreement and the scope of his non-compete agreement, which is limited to becoming a Control Person of a public company with a Bitcoin treasury strategy focus until the earlier of (i) eighteen months after Closing and (ii) six months after he ceases to be a Control Person of ProCap or Pubco. To the extent that there is a risk that there will be conflicts of interest given his various roles and the terms of negotiated agreements, please clearly identify them and discuss any material impacts to the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 97-98 of the Amended Registration Statement.

Information Related to ProCap

Media Products, page 249

2.	We note your revised disclosure in response to prior comment 7 on pages 249 and 250 that you have entered into non-exclusive agreements to advertise certain Bitcoin related products and services of third parties on your audio podcasts and video podcasts broadcasted on our YouTube channel and X account in exchange for fees. Please revise to disclose (i) the number of advertisers you have contracted with, (ii) the range of terms of these agreements and (iii) the aggregate revenues you have earned to date and expect to earn going forward pursuant to such current advertising services contracts. In addition, you state that the fee may be paid in a combination of fiat, Bitcoin, stablecoins or other crypto assets. Please revise to disclose whether you intend to hold such stablecoins or other crypto assets or whether you intend to exchange these for fiat currency or Bitcoin. In addition, please identify the stablecoins and other crypto assets you accept as payment for fees and whether any of your current customers have paid or intend to pay their fees using stablecoins or crypto assets, and, if so, please identify the crypto assets they have used or intend to use and how the crypto assets were valued or will be valued. Also you state that you launched your media products in September of 2025. Please revise your disclosure to identify (i) your podcasts and how they can be accessed, (ii) your YouTube Channel, (iii) your social media accounts and the platforms on which they are located and (iv) the name of your Substack Newsletter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 251 of the Amended Registration Statement.

Index to Financial Statements, page F-1

3.	We note the reference in Exhibit 23.1 to your audited financial statements of Columbus Circle Capital Corp I for the period from June 25, 2024 (inception) through December 31, 2024 and the audit report dated May 8, 2025. Please revise your next amendment to include these financial statements and audit report.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-1 of the Amended Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Katherine E. Geddes, Esq. of Reed Smith LLP at kgeddes@reedsmith.com or by telephone at (469) 680-4249.

Sincerely,

/s/ Anthony Pompliano
Anthony Pompliano Chief Executive Officer
ProCap Financial, Inc.

cc:

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

Gary Quin

Columbus Circle Capital Corp I

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